July 14, 2009

direct dial: 817.420.8225

jhoover@winstead.com

Via Federal Express

Ms. Song P. Brandon

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:                               Response to Comments Received from the Staff of the Commission with respect to the Revised Preliminary Proxy Statement on Schedule 14A filed July 2, 2009 (File No. 0-20008) and the Definitive Soliciting Materials filed on June 17, 2009 and July 1, 2009 (File No. 0-20008) of Forgent Networks, Inc.

Dear Ms. Brandon:

As legal counsel to Forgent Networks, Inc. (the “Company”), this letter sets forth the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 10, 2009 (the “Comment Letter”) with respect to the above-referenced Schedule 14A (the “Schedule 14A” or “Proxy Statement”) and Definitive Soliciting Materials.  Enclosed herewith is one clean and one black-lined copy of Amendment No. 2 to the Schedule 14A, which, in response to the Comment Letter, includes revisions to the Schedule 14A.

For the convenience of the Staff, we have set forth below, in boldface type, the number of each comment in the Comment Letter followed by the Company’s responses thereto.

Revised Preliminary Proxy Statement on Schedule 14A

1.                                      We have revised the disclosure as requested.

2.                                      We have revised the disclosure as requested.

Definitive Soliciting Materials Filed June 17, 2009

3.                                      We understand that each statement or assertion of opinion or belief contained in the Company’s soliciting materials must be clearly characterized as such.

4.                                      Although we respectfully disagree with your belief that our supplemental documentation does not support the Company’s statement that “Pinnacle is attempting to seize control of your company without a tender offer, a deceptive tactic they have used to fools investors in other proxy contests,” we confirm that in future filings the Company will refrain from using such statement and other similar statements, to the extent it does not have documentation supporting such statements.

Definitive Soliciting Material Filed on July 1, 2009

5.                                      We respectfully disagree with your implication that the Company has made statements in its soliciting materials regarding Red Oak Partners, LLC, The Red Oak Fund, LP, Pinnacle Fund, LLP, Bear Market Opportunity Fund, L.P., Pinnacle Partners, LLC and David Sandberg (collectively, “Pinnacle/Red Oak”) that violate Rule 14a-9.  That being said, we do understand that the Company must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation, and that the Company should not use these or similar statements in its soliciting materials without providing a proper factual foundation for the statements.  We would also respectfully request that you provide similar commentary to Pinnacle/Red Oak as we believe it has made numerous statements in its soliciting materials which appear to violate Rule 14a-9.  If such statements are not false or misleading, then they certainly fail to provide the necessary factual foundation required by Rule 14a-9 so they are not misleading to the Company, its stockholders and the greater investing public.

With respect to the specific statements cited in your Comment Letter, please consider the following illustrative support for such statements:

•                  “Asure Software Cautions Stockholders Not to Be Misled by the Deceptive Tactics and Statements of Red Oak Partners and Pinnacle Fund.”

In its June 4, 2009 press release, Pinnacle/Red Oak stated: “Although clearly prepared to do so, we hope to not have to engage ASUR in another costly proxy contest and instead wish to work with its Board as soon as possible towards cost reductions and Board elections.”  See Pinnacle/Red Oak’s Soliciting Material Under Rule 14a-12 filed on June 5, 2009.  Several weeks later, on June 29, 2009, Pinnacle/Red Oak filed additional soliciting material which, among other things, refuted the Company’s skepticism regarding Pinnacle/Red Oak’s true intentions (i.e., a possible move to gain control of the Company without paying a premium and/or without effecting a tender offer).  Notwithstanding these public statements by Pinnacle/ Red Oak, the Company’s skepticism remains based on a variety of developments, including the fact that Pinnacle/Red Oak has increased its shareholdings in the Company from approximately 7.35% to 10.2% during the month of June 2009.  See Pinnacle/Red Oak’s (i) Schedule 13D (Amendment No. 5) filed on June 17, 2009, (ii) Schedule 13D (Amendment No. 6) filed on June 18, 2009, (iii) Schedule 13D (Amendment No. 7), Form 3, and Form 4 filed on June 23, 2009, and (iv) Form 4 filed on June 29, 2009.  The Company also finds the following excerpt posted on the Hackensack Blog (available at http://thehackensack.blogspot.com/2009/05/penny-ante-arbitrage-update-iii.html) on May 4, 2009 as providing further evidence of Pinnacle/Red Oak’s true intentions (and which appears consistent with Pinnacle/Red Oak’s significant acquisitions of the Company’s common stock):

David Sandberg of Red Oak Partners was kind enough to spend a few minutes on the phone with me discussing this today, and, in addition to reiterating some of the points in his two letters to Asure’s management, he mentioned that he invested in this stock with a higher price target in mind than 36 cents per share.  He said that he could have easily had an assistant open a bunch of accounts holding 749 shares each, but he thought he could unlock more value by getting more effective management in place.  He noted the cash on the company’s balance sheet, that both of the company’s businesses are high-margin ones, and said he thought a 70 cent price target was reasonable for the stock, given more effective management.

As further evidence of deceptive tactics, in its June 4, 2009 press release, Pinnacle/Red Oak touted its “superb slate of Board candidates which includes two prior Board members of Iemployee [sic] who served while it was a thriving and growing company.”  See Pinnacle/Red Oak’s Soliciting Material Under Rule 14a-12 filed on June 5, 2009.  At the time of the Company’s acquisition of iEmployee in 2007, iEmployee had little to no cash, did not follow GAAP accounting standards, was bloated in headcount, lacked effective sales and marketing programs, and suffered from high customer attrition rates.  All of this occurred during the watch of the two nominees referenced above (Messrs. Goepel and Graham), who were board members of iEmployee at the time.  The above-referenced statement from Pinnacle/Red Oak’s June 5, 2009 press release is thus misleading by insinuating that two of its nominees have a successful track record in running the iEmployee business.

As another more recent example of deception on the part of Pinnacle/Red Oak, Pinnacle/Red Oak has provided misleading information regarding the Company’s current directors.  For example, Pinnacle/Red Oak has stated: “During this time [since 2003], [the Company’s] Directors have not bought stock yet have repriced their own options not once but twice.”  See Pinnacle/Red Oak’s Soliciting Material Under Rule 14a-12 filed on July 7, 2009.  This statement is not only misleading but false.  Three of the Company’s current directors have directly purchased Company common stock since 2003 (Mr. Agnich purchased 50,000 shares in 2007, Mr. Wells purchased 10,000 shares in 2006, and Mr. Miles purchase 4,000 shares in 2004).  Furthermore, the cited option repricings only applied to employee stock options and were adopted by the Company’s board as “the most cost effective way to motivate employees with options that had exercise prices greater than the current fair market value.”  See the Company’s Forms 10-Q filed on December 14, 2005 and December 15, 2006, respectively.  The Company has never repriced its director stock options and a careful reading of the Company’s publicly filed materials by Pinnacle/Red Oak would have revealed this fact.

Finally, we would like to point out that Pinnacle/Red Oak has repeatedly submitted filings to the Commission under the incorrect cover of “Filed by the Registrant” (rather than “Filed by a Party other than the Registrant”).  See Proxy Statement filings on July 10th and May 28th and Soliciting Material Under Rule 14a-12 filings on July 7th, June 29th, June 5th, May 29th, and May 28th.

•                  The notion that the statements made by Red Oak Partners and Pinnacle Fund made “misleading statements” in their June 29, 2009 press release.

In the second paragraph of Pinnacle/Red Oak’s June 29, 2009 press release, David Sandberg criticizes the Company for its “unwillingness to communicate with its shareholders” and for not permitting shareholders to ask questions on the Company’s June 18th earnings call.  See Exhibit Q to Pinnacle/Red Oak’s Soliciting Material Under Rule 14a-12 filed on June 29, 2009.  The Company has an excellent and demonstrated history of transparency and full disclosure to stockholders.  Moreover, the assertion regarding the earnings statement is false.  On earning calls, the Company’s long-time policy is to take questions from analysts and registered brokers only.  Private investors are not and never have been eligible to ask questions on earnings calls.  Pinnacle/Red Oak was the only party in the queue qualified to ask a question on the June 18th earnings call and, by Mr. Sandberg’s own admission, Pinnacle/Red Oak refrained from asking questions as its participation could be deemed inappropriate given the adversary relationship resulting from Pinnacle/Red Oak’s instigation of the proxy fight.

In its June 29, 2009 press release, Pinnacle/Red Oak also questioned the compensation paid to the son of the Company’s Chairman and the amounts spent by the Company in reimbursing its executives for physicals at the Cooper Clinic in Dallas.    See Exhibit Q to Pinnacle/Red Oak’s Soliciting Material Under Rule 14a-12 filed on June 29, 2009.  Pinnacle/Red Oak statements imply that the Company is being secretive in disclosing material information and, in its later soliciting materials, Pinnacle/Red Oak further implies that these expenditures represent “wasteful spending.”  See Pinnacle/Red Oak’s Soliciting Material Under Rule 14a-12 filed on July 7, 2009 and preliminary proxy statement filings relating to the Company’s upcoming annual stockholders meeting.  However, Pinnacle/Red Oak has no knowledge or other factual basis for taking these positions.  In fact, the average annual compensation paid to the Chairman’s son ($67,000) falls within the median range of all internal sales staff and the Company has spent a modest $749 per executive per year for the cost of annual physicals at the Cooper Clinic over the past seven years.

In the fifth paragraph of Pinnacle/Red Oak’s June 29, 2008 soliciting materials, Pinnacle/Red Oak asserts that it has obtained “the final Go-Private vote tally for non-objecting beneficial holders as provided from Broadridge to Pinnacle” and then attaches the asserted voting results as an exhibit to its soliciting materials.  See Pinnacle/Red Oak’s Soliciting Material Under Rule 14a-12 filed on June 29, 2009.  The Company is still investigating the source of this information as it has been informed that Broadridge did not provide voting data to Pinnacle/Red Oak.  Furthermore, given that the special stockholders meeting to vote on the going private proposal was cancelled, there are no final voting results.  It is misleading to imply otherwise based on the incomplete results of a cancelled meeting.

In the seventh paragraph of Pinnacle/Red Oak’s June 29, 2008 soliciting materials, the following statement was made: “our prior communications detailed a comprehensive process for review as well as plans to reduce excessive management compensation, excessive provider costs, and to enact a reverse split coupled with a stock purchase plan in order to maintain a NASDAQ listing and to provide for potentially accretive share repurchases.”  See Pinnacle/Red Oak’s Soliciting Material Under Rule 14a-12 filed on June 29, 2009.  While it is true that Pinnacle/Red Oak have been consistently critical of the Company in these areas, it has failed to provide any meaningful detail or “comprehensive process.”  Rather, it has simply provided a laundry list of criticisms and unsubstantiated proposals.  See bullet point listings under the heading “Proposed Approach” in Exhibit E to Pinnacle/Red Oak’s Soliciting Material Under Rule 14a-12 filed on June 29, 2009.

•                  “. . . Red Oak Partners, Pinnacle Fund and its portfolio manager, David Sandberg, are again perpetuating misperceptions and spreading false allegations about a company [Forgent] . . . in an attempt to gain unwarranted support for their effort to take control of the Company without paying a premium.”

The above-referenced statement was based upon publicly available information regarding pending litigation between Pinnacle/Red Oak and other public issuers.  Specifically, in February 2009, CLST Holdings, Inc. (“CLST”) filed a lawsuit in federal court against Pinnacle/Red Oak alleging that Pinnacle/Red Oak had engaged in numerous violations of federal securities laws in making recent purchases of CLST common stock and seeking to enjoin future unlawful purchases of such stock.  A month later, Pinnacle/Red Oak filed a derivative lawsuit against the CLST board alleging violations of director fiduciary duties.  As a result of this pending litigation, the CLST board determined to delay CLST’s annual stockholders meetings from its previously scheduled date of May 22, 2009 to September 25, 2009.  See CLST’s Form 10-Q filed on April 14, 2009.

•                  The notion that Red Oak Partners has “a reputation for aggressively attacking companies for short-term gains . . ..”

In addition to the pending lawsuit between CLST and Pinnacle/Red Oak cited above, Pinnacle/Red Oak recently engaged in a contentious matter with another publicly-held issuer, SMTC Corporation (“SMTC”).  Specifically, Pinnacle/Red Oak acquired significant shareholdings of SMTC stock prior to SMTC’s 2008 annual stockholders meeting, commenced a proxy fight over the underlying director elections, and ultimately garnered a settlement agreement with SMTC prior to the date of the meeting.  Regarding its stock acquisitions, Pinnacle/Red Oak increased its holdings of the outstanding SMTC common stock from 5.08% to 17.2% in a 4-month window in early 2008.  See Pinnacle/Red Oak’s amended Schedule 13G filings in January 2008 and eventual Schedule 13D filing on April 1, 2008.  Within its initial Schedule 13D filing, Pinnacle/Red Oak announced its intent to nominate four directors for election to the SMTC board and noted: “If we must engage in a proxy contest, we are prepared to do so in an expeditious and civil manner.”  SMTC filed its preliminary proxy statement for the annual stockholders meeting on June 10, 2009 and entered into a settlement agreement with Pinnacle/Red Oak six days later.  See SMTC’s Form 8-K filed June 16, 2008.  Pursuant to the settlement agreement, SMTC made numerous concessions to Pinnacle/Red Oak regarding the ultimate composition and structure of the SMTC board, among other items.  From the Company’s perspective, SMTC was forced to make concessions in the face of Pinnacle/Red Oak aggressive stock acquisition tactics.

•                  “We have found Pinnacle/Red Oak to be disingenuous in its communications with Asure stockholders, publicly stating several times that it did not desire to have Board representation, and then proceeding with a proxy contest.”

In the next to last paragraph of Pinnacle/Red Oak’s press release dated June 4, 2009, David Sandberg stated: “Although clearly prepared to do so, we hope to not have to engage ASUR in another costly proxy contest and instead wish to work with its Board as soon as possible towards cost reductions and Board elections.”  See Pinnacle/Red Oak’s Schedule 14A filed with the Commission on June 5, 2009.  However, a week earlier, Pinnacle/Red Oak had submitted director nomination materials for the upcoming annual stockholders meeting and, over the following three weeks, Pinnacle/Red Oak increased its shareholdings in the Company from approximately 7.35% to 10.2% (see first bullet point above).  These two developments appear inconsistent with the above-referenced statement from the June 4th press release.

•                  “Frankly, their inconsistent communications with the company indicate they lack try understanding of the business and our rapidly evolving markets.”

As indicated above, Pinnacle/Red Oak has repeatedly criticized management against the backdrop of its own claims for improving the Company, without providing any meaningful support for those claims.  For example, Pinnacle/Red Oak has proposed an 8-for-1 reverse stock split and a $5 million share repurchase program without disclosing any supporting calculations, reasoning, etc.  See bullet point listings under the heading “Proposed Approach” in Exhibit E to Pinnacle/Red Oak’s Soliciting Material Under Rule 14a-12 filed on June 29, 2009.

More recently, Pinnacle/Red Oak has stated: “Asure disclosed in their lawsuit that they now have just over $8 million in cash and thus have burned a whopping $3 million in shareholder money in just 2 months since the April 30 quarter ended.”  See Pinnacle/Red Oak’s Soliciting Material Under Rule 14a-12 filed on July 7, 2009.  The Company reported $8.2 million in cash and cash equivalents and $2.9 million in short-term investments at quarter-end on April 30, 2009, which amounts agree with the figures cited in the lawsuit and refute Pinnacle/Red Oak’s asserted regarding a $3 million cash burn.  Without intervention or comment from the Commission,

Pinnacle/Red Oak has since corrected this misrepresentation in its amended preliminary proxy statement filing on July 10, 2009.  The Company believe the original misrepresentation is simply another example of Pinnacle/Red Oak’s carelessness and apparent willingness to compromise accuracy in the interest of speed when it comes to indicting the Company and its management.

6.                                      We acknowledge your comment regarding certain statements in the Company’s soliciting materials.  Although the Company continues to maintain the validity of these statements, it will refrain from using similar statements in future filings if substantiating information is not also provided.

With respect to the specific statements cited in your Comment Letter, please consider the following illustrative support for such statements:

•                  The notion that Pinnacle Fund and Red Oak Partners have a lack of experience with public companies in general.

Based on information provided to the Company with Pinnacle/Red Oak’s nomination materials, five of Pinnacle/Red Oak’s six nominees (Messrs. Ferris, Graham, Goepel, Pertierra, and Vogel) have no apparent prior public company board experience and the remaining Pinnacle/Red Oak nominee (Mr. Sandberg) has less than four months of prior public company board experience.  See Exhibits A and C to Pinnacle/Red Oak’s Schedule 13D (Amendment No. 4) filing on May 29, 2009.  By comparison, the Company’s nominees collectively have over 41 years of prior public company board experience.

•                  “Under the current Board’s leadership since 2003, we have successfully integrated two strategic acquisitions — NetSimplicity and iEmployee — that serve high-growth, high-margin markets.  We also divested the legacy businesses that were facing eroding market demand and relevancy.  Since we started this transformation, we have eliminated 93% of expenses from the company.”

The Company has a long history in the technology sector, first as a video conference equipment vendor, then as an intellectual property portfolio company, and now as a pure-play software company.  Since the Company sunset its intellectual property licensing business in 2007 (due in part to the significant operating losses experienced during that stage of its business cycle) and became a pure-play software vendor operating under the name “Asure Software,” the Company has experienced total losses of approximately $9.8 million and has begun to significantly reduce its cash burn rate.  By expanding its operational analysis of the Company to pick up business lines that have since been jettisoned (citing unsubstantiated net losses in excess of $40 million since 2003), Pinnacle/Red Oak has conveniently distorted the Company’s recent, and more relevant, performance record and failed to identify the parameters of its analysis to stockholders.  Regarding the elimination of expenses cited above, the Company has reduced is operating expenses from the time it began transitioning its business model in 1997 (when Richard N. Snyder first joined the Company’s board of directors) through this past fiscal quarter by approximately $47.8 million or 93.5%.  Specifically, the Company’s operating expenses were approximately $51.1 million for the fiscal quarter ended July 31, 1997 and approximately $3.3 million for the fiscal quarter ended April 30, 2009.  See Form 10-Q filed June 13, 1997, Form 10-K filed November 12, 1997, and Form 10-Q filed on June 15, 2009.

•                  “Despite the recent harsh macroeconomic environment, we have reported solid financial and operational results in recent quarter and have outperformed our competitors.”

As indicated in the Company’s recent earnings release, the Company’s financial performance improved from its second fiscal quarter to its third fiscal quarter.  See Form 8-K filed on June 18, 2009.  Specifically, iEmployee new customer bookings increased by 59%, overall operating expenses decreased by 11%, and EBIDTA loss decreased by 9%.  These trends are also notable given that second quarter results previously showed marked improvements over first quarter results.  See Form 8-K filed on March 13, 2009.

•                  “We expect rapid profitable growth when the economy and our target markets rebound, with our objective to reach $30 million in revenues and 10% profit exiting fiscal 2013 (top-line CAGR of approximately 30%).”

Given the favorable financial results for the Company’s second and third fiscal quarters referenced above, the Company expects its operating expenses to continue trending downward and expects to begin seeing increases in its product sales (which were flat from the second to third fiscal quarter).  However, as with any other forward-looking statements that involve risks and uncertainties, the Company cannot guarantee future performance or financial projections and it would never imply that such forward-looking statements were grounded in absolute facts.

7.                                      In future filings where the Company provides discussions of the lawsuit brought by CLST Holdings against Red Oak Partners and David Sandberg, the Company will disclose the defendants’ response to the lawsuit and the current status of such lawsuit, to the extent known to the Company through publicly available information.

Should any member of the Staff have any questions or additional comments regarding the Amendment or the responses to the Staff’s Comment Letter set forth above, please do not hesitate the call the undersigned at (817) 420-8225 or Mark G. Johnson at (214) 745- 5600.

Best regards,

/s/ Justin A. Hoover
Justin A. Hoover

JAH: mtf

Enclosures

cc:                                 Nancy L. Harris (w/ encl.)
Jay Peterson (w/ encl.)
Mark G. Johnson (w/ encl.)